STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO WASHINGTON SEATTLE

January 25, 2016

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

                 Tara Keating Brooks

                 Joseph McCann

Re:	Spectrum Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed December 23, 2015
File No. 333-208760
Responses to Staff comments made by letter dated January 13, 2016

Dear Ms. Hayes:

Set forth below are the responses of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2016 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-208760), which the Company filed on December 23, 2015 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter and to update certain other information including more recent data regarding share prices and outstanding shares.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Incorporation Of Certain Documents By Reference, page 20

1.	Please revise the first full paragraph on page 21 to incorporate by reference applicable filings made after the date of the initial registration statement and prior to effectiveness of the registration statement. For additional guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Securities and Exchange Commission

Spectrum Pharmaceuticals, Inc.

Registration Statement on Form S-3

January 25, 2016

Company Response: In response to the Staff’s comment, the Company has revised the first full paragraph on page 23 and the second full paragraph on page SA-12 to incorporate by reference applicable filings made after the date of the initial registration statement and prior to effectiveness of the registration statement.

Exhibit 5.1

2.	Please have counsel expand its legal opinion to cover the common stock purchase rights and the units which you describe in the registration statements on pages 6 and 17, respectively. Refer to Section II.B.1.g and Section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Company Response: In response to the Staff’s comment, the legal opinion of Stradling Yocca Carlson & Rauth, P.C. has been revised to opine on the common stock purchase rights and the units that the Company is registering. The revised legal opinion is included as Exhibit 5.1 to the Registration Statement.

* * * * *

Securities and Exchange Commission

Spectrum Pharmaceuticals, Inc.

Registration Statement on Form S-3

January 25, 2016

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Marc G. Alcser
Marc G. Alcser

cc:

Spectrum Pharmaceuticals, Inc.

Rajesh Shrotriya, MD, Chairman and Chief Executive Officer

Kurt Gustafson, Chief Financial Officer